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                                                                   July 26, 2002


                       SECURITIES AND EXCHANGE COMMISSION
                                  FORM U-6B-2
                          CERTIFICATE OF NOTIFICATION
                           COLUMBIA GAS OF OHIO, INC.
                             200 CIVIC CENTER DRIVE
                               COLUMBUS, OH 43215


Gentlemen:

This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities as more fully described herein. The security or securities issued, renewed, or guaranteed in this filing are exempt from the provision of Section 6(a) of the Public Utility Holding Company Act of 1935.


                                        Very truly yours,

                                        Columbia Gas of Ohio, Inc.

                                        By: /s/ J. W. Grossman
                                           ---------------------------------
                                            J. W. Grossman, Vice President

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                           COLUMBIA GAS OF OHIO, INC.
                                  FORM U-6B-2
                          CERTIFICATE OF NOTIFICATION


REQUIREMENTS:

1.   TYPE OF THE SECURITY OR SECURITIES.
     Long-term debt
     Common stock

2.   ISSUE, RENEWAL OR GUARANTY.
     Issue

3.   PRINCIPAL AMOUNT OF EACH SECURITY.
     Long-term debt - $100,000,000
     Common stock (1.6 million shares) - $40,000,000

4.   RATE OF INTEREST PER ANNUM OF EACH SECURITY.
     Long-term debt - 7.50%

5.   DATE OF ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY.
     Long-term debt - July 15, 2002
     Common stock - July 15, 2002

6.   IF RENEWAL OF SECURITY, GIVE DATE OF ORIGINAL ISSUE.
     N/A

7. DATE OF MATURITY OF EACH SECURITY. (IN CASE OF DEMAND NOTES, INDICATE "ON DEMAND").
     Long-term debt maturity of July 15, 2022

8. NAME OF THE PERSON TO WHOM EACH SECURITY WAS ISSUED, RENEWED OR GUARANTEED. Columbia Energy Group

9.   COLLATERAL GIVEN WITH EACH SECURITY, IF ANY.
     None

10.  CONSIDERATION RECEIVED FOR EACH SECURITY.
     Long-term debt - $100,000,000
     Common stock - $40,000,000

11.  APPLICATION OF PROCEEDS OF EACH SECURITY.
     Payment of short-term borrowings within the NiSource money pool

12. INDICATE BY A CHECK AFTER THE APPLICABLE STATEMENT BELOW WHETHER THE ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY WAS EXEMPT FROM THE PROVISIONS OF
     SECTION 6(a) BECAUSE OF:

     a.   The provision contained in the first sentence of Section 6(b)      [ ]

     b.   The provisions contained in the fourth sentence of Section 6(b)    [ ]

     c.   The provisions contained in any rule of the Commission other than
          Rule U-48                                                          [X]

13. IF THE SECURITY OR SECURITIES WERE EXEMPT FROM THE PROVISIONS OF SECTION 6(a) BY VIRTUE OF THE FIRST SENTENCE OF SECTION 6(b), GIVE THE FIGURES WHICH INDICATE THAT THE SECURITY OR SECURITIES AGGREGATE


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     (TOGETHER WITH ALL OTHER THAN OUTSTANDING NOTES AND DRAFTS OF A MATURITY OF
     NINE MONTHS OR LESS, EXCLUSIVE OF DAYS OF GRACE, AS TO WHICH COMPANY IS PRIMARILY OR SECONDARILY LIABLE) NOT MORE THAN 5 PER CENTUM OF THE
     PRINCIPAL AMOUNT AND PAR VALUE OF THE OTHER SECURITIES OF SUCH COMPANY THEN OUTSTANDING. (DEMAND NOTES, REGARDLESS OF HOW LONG THEY MAY HAVE BEEN OUTSTANDING SHALL BE CONSIDERED AS MATURING IN NOT MORE THAN NINE MONTHS
     FOR THE PURPOSES OF THE EXEMPTION FROM SECTION 6(a) OF THE ACT GRANTED BY THE FIRST SENTENCE OF SECTION 6(b).
     N/A

14. IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF SECTION 6(a) BECAUSE OF THE FOURTH SENTENCE OF SECTION 6(B), NAME THE SECURITY OUTSTANDING ON JANUARY 1, 1935, PURSUANT TO THE TERMS OF WHICH THE SECURITY OR SECURITIES HEREIN DESCRIBED HAVE BEEN ISSUED.
     N/A

15. IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF SECTION 6(a) BECAUSE OF ANY RULE OF THE COMMISSION OTHER THAN RULE U-48 (REG.
     SECTION 250.48, PARAGRAPH 36,621) DESIGNATE THE RULE UNDER WHICH EXEMPTION IS CLAIMED.
     Rule 52(a)


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